Exhibit 99.1

Nevada Geothermal Power Reports Results for the quarter ended March 31, 2012

VANCOUVER, May 29, 2012 /CNW/ - Nevada Geothermal Power Inc. ("NGP" or "the Company") (TSX.V: NGP, OTCBB: NGLPF) today announced results for the quarter ended March 31, 2012.  The Condensed Consolidated Interim Financial Statements and Management's Discussion and Analysis (MD&A) are available at www.sedar.com and on the Company's website at http://www.nevadageothermal.com.

	For the three months ended
(millions of US $ unless stated otherwise)	March 31, 2012	March 31, 2011	Variance	%

Revenue	$5.2	$6.3	$(1.1)	(17%)
Gross profit	2.9	4.1	(1.2)	(29%)
EBITDA *	1.5	4.8	(3.3)	(69%)
Depreciation and amortization	1.3	1.3	-	0%
Operating profit	0.2	3.5	(3.3)	(94%)
Net loss	(3.8)	(1.2)	(2.6)	217%
Net loss per share (basic and diluted) ($)	(0.03)	(0.01)	(0.02)	200%
Cash generated from operating activities	2.4	3.3	(0.9)	(27%)

	As at March 31, 2012	As at June 30, 2012	Variance	%

Cash & cash equivalents	5.0	9.5	(4.5)	(47%)
Total assets	130.3	148.1	(17.8)	(12%)
Total liabilities	157.6	163.9	(6.3)	(4%)

* Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by IFRS.  It is defined by the Company as operating profit excluding depreciation and amortization.  The Company is including EBITDA in the analysis because it is a key measure used by management to evaluate performance.

During the quarter under review, the Company focused on resolving resource issues at its Blue Mountain project and on exploring various strategic alternatives together with Canaccord Genuity, who have been appointed to assist in restructuring the EIG debt and in recapitalizing the Company. Progress on the Company's other projects was limited to work required to maintain the leases that were deemed to be the most strategically important. During the quarter, the Company made the decision not to renew its leases on the East Brawley and South Brawley projects.

Power production at Blue Mountain for the quarter (65,784 MWh (net)), increased by 2% compared to the quarter ended December 31, 2011, but was 18% below power production in the comparative quarter ended March 31, 2011. A pump failure during March 2012 reduced revenues, and the Company is also still working towards completing its mitigation program aimed at reducing the observed temperature decline of the resource. Preliminary results of the mitigation program indicate that there has been a moderation in temperature declines in production wells and a stabilization of pressure support. The Company is still optimizing its injection program to bolster reservoir pressure and increase production. Gross profit decreased by 29% compared to the quarter ended March 31, 2011, due to the effect of lower revenue and repairs and maintenance expenses required in respect of the pump failure during March.   EBITDA for the quarter ended March 31, 2011 included a non-cash fair value gain of $948,790 on the revaluation of the cash settled option, and the quarter ended March 31, 2012 includes a non-cash impairment charge of $736,612, contributing to an overall reduction of 69% in EBITDA.

The Company breached the terms of the EIG Global Energy Partners ("EIG") loan as at December 31, 2011. EIG has provided the Company with several waivers in respect of the breaches, and the Company is continuing to work with Canaccord Genuity and to negotiate with EIG to determine the best way to recapitalize the Company and restructure the EIG debt.

The Company continues to maintain its resource property assets, namely Crump Geyser (with Ormat Nevada Inc. as a partner), New Truckhaven, Pumpernickel Valley, North Valley and Edna Mountain.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. is an experienced renewable energy producer focusing on the development of CLEAN electrical power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in several properties in Nevada and California, and a 50% interest in Crump Geyser, in Oregon.  These properties are at different levels of exploration and development.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions.  These statements reflect our current belief and are based upon currently available information.  Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.  We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

CO: Nevada Geothermal Power Inc.

CNW 11:30e 29-MAY-12